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APR 28 2004
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR - 3 2004

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Investment Management Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 Mulberry Street, Gateway Center Three -- 14th Floor
(No. and Street)

Newark, New Jersey 07102-4077
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael McQuade 973-367-3065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

RECD S.E.C.
MAR - 5 2004
513

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael McQuade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential Investment Management Services LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael McQuade (signature)
Signature

Chief Financial Officer and Comptroller
Title

(signature)
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prudential Investment Management Services LLC

Statement of Financial Condition
As of December 31, 2003

SEC ID No. 8-36540
This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Prudential Investment Management Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Investment Management Services LLC (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 3 to the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 29, 2004

Prudential Investment Management Services LLC
Statement of Financial Condition
December 31, 2003

(In Thousands)

Assets

Cash and cash equivalents	$	29,079
Distribution fees, service fees and commissions receivable		16,410
Management and administrative fees receivable		3,121
Receivable from broker-dealers		1,427
Securities owned, at market value		1,346
Prepaid and other assets		683
Total Assets	$	52,066

Liabilities and Member's Equity

Liabilities:		
Payable to broker-dealers	$	16,343
Accounts payable, accrued expenses and other liabilities		3,562
Securities sold, not yet purchased, at market value		1
Total Liabilities		19,906
Contingencies (note 5)		
Member's Equity:		32,160
Total Liabilities and Member's Equity	$	52,066

See notes to statement of financial condition.

1. Organization and Nature of Business

Prudential Investment Management Services LLC ("PIMS" or the "Company") is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company's primary business is the distribution of mutual funds and variable annuity products to retail investors. The Company also sells various other investment products to institutional investors including limited partnerships and variable contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

The Company is a distributor of certain variable annuity products issued by Prudential companies and the exclusive distributor of the domestic Jennison Dryden and Strategic Partners fund families mutual fund shares ("Domestic Funds"), which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Company has an agreement with its direct parent, PIFM Holdco, Inc, ("PHI") to sell a portion of its expected future monthly cash receipts, from 12b-1 and distribution fees and CDSC revenue, in exchange for cash. Sales under this agreement are without recourse. All subsequent cash payments to PHI are contingent upon the continued future receipt of 12b-1 and distribution fees and CDSC revenue by the Company.

The Company also has entered into selling agreements with unaffiliated mutual fund families whereby the Company receives distribution and service fees and commissions for sales of mutual fund products to defined contribution retirement plans.

In 2001, the Company was appointed the exclusive sponsor of the Prudential unit investment trust ("UIT") business. Effective at the close of business on December 31, 2003, the Company has ceased being the sponsor of the Prudential UIT business. The Company and Prudential have exited the UIT business. First Trust Portfolios, L.P., an Illinois firm, has replaced the Company as sponsor for all series of outstanding Prudential trusts.

The Company was appointed as the distributor for all of the offshore Prumerica mutual funds ("Offshore Funds") in 1999. Effective May 1, 2003, the company ceased being the distributor of the Prumerica Worldwide Investors Portfolio. The company continues to distribute all of the money market Offshore Funds, as well as the Prumerica Global Protected Euro Titans fund.

The Company introduces and clears its mutual funds and UIT trading activity on a fully disclosed basis. Through June 30, 2003, this activity was cleared through a Prudential company, Prudential Securities Incorporated ("PSI"). As more fully described in note 3, on July 1, 2003, Prudential completed the combination of its retail brokerage and clearing operations with Wachovia Corporation to form a joint venture, Wachovia Prudential Financial Advisors, LLC ("Wachovia PFA"). The joint venture conducts its operations through Wachovia Securities, LLC ("Wachovia"). As a result of the joint venture, PSI assigned its rights and obligations pursuant to the clearing agreement with the Company to Wachovia.

As more fully described in Note 3, the Company has various agreements with Prudential companies relating to services of officers and the use of telecommunications, office space, systems, and equipment.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's cash and cash equivalents consists of funds on deposit in corporate accounts at commercial banks, and shares of a money market mutual fund sponsored by a Prudential company. Money market mutual funds are stated at cost, which approximates market value.

Securities owned, and securities sold, not yet purchased, consist of UIT inventory positions of the Company which are recorded at trade date, and carried at market value, and are based on quoted market prices.

3. Related Party Transactions

The Company receives various services from Prudential companies including services of officers and the use of telecommunications, office space, systems and equipment. The cost of these services are allocated to the Company pursuant to service agreements with Prudential companies.

Pursuant to an interim service agreement, dated as of July 1, 2003, between Prudential and Wachovia PFA, the Company receives various services from Wachovia PFA including trade execution, clearing and settlement services, the use

of systems and equipment, programmer and analyst services and mail operation services.

As of December 31, 2003, $11,171,000 of the distribution fees, service fees and commissions receivable are amounts due from the Domestic Funds and the Offshore Funds. Payable to broker-dealers represents amounts ($3,739,473) due to Prudential companies in connection with the distribution of Domestic Funds shares. Accounts payable, accrued expenses and other liabilities include amounts payable of $2,376,782 to Prudential companies.

Cash and cash equivalents of $29,078,906 includes $26,962,408 which represents 26,962,408 shares of a Prudential money market mutual fund for which the Company is the exclusive distributor.

On January 29, 2004, the Company and PSI entered into an acceptance, waiver and consent agreement with the NASD in connection with the sale of variable annuities. The companies' total settlement was $11,500,000 on a joint and several bases. Pursuant to agreements with affiliates, the Company agreed to absorb $1,000,000 of the settlement.

4. Subordinated Borrowings

The Company has two revolving subordinated loan agreements with Prudential Funding Corporation, LLC ("PFC"), a Prudential company, for $350,000,000 and $40,000,000. These agreements expire in 2005 and 2008, respectively. Borrowings under these agreements are subordinated to the claims of general creditors and have been approved by the NASD for inclusion in computing net capital pursuant to the SEC's net capital rule. Repayment may be made only if, after giving effect to such repayment, the Company meets the SEC's capital requirements governing the withdrawal of subordinated liabilities. During the year, and at December 31, 2003, there were no loans outstanding under these agreements.

5. Contingencies

The Company is subject to legal and regulatory actions in the ordinary course of its businesses. Pending legal and regulatory actions include proceedings relating to aspects of the Company's businesses and operations that are specific to the Company and proceedings that are typical of the businesses in which the Company operates.

The Company has received formal requests for information from certain regulators and government authorities relating to the purchase and sale of variable annuities. The Company has also received formal requests for information from regulators and

government authorities in connection with issues relating to the "late trading" and "market timing" and certain other activities affecting mutual funds, and in some cases, variable annuities. The Company is cooperating with all such inquiries and an internal review is being conducted.

These matters could result in modifications of the Company's internal supervisory and control procedures and could lead to regulatory proceedings that result in fines and other sanctions. Because of the complexity and scope of these matters and the uncertainties of potential regulatory proceedings and civil litigation, the Company is unable to estimate its ultimate exposure at this time.

On an ongoing basis, the Company's internal supervisory and control functions review the quality of sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

As discussed in note 1, the Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from its failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liability with regard to the right.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $16,257,044 which was $14,997,812 in excess of its required net capital of $1,259,232. At December 31, 2003, the ratio of aggregate indebtedness to net capital was 1.16 to 1.

The Company is exempt from the requirements of SEC rule 15c3-3, since it does not hold customer funds, nor safe keep customer securities.

7. Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PHI. PHI is included in the consolidated federal income tax return of Prudential Financial, Inc. PHI also files separate state income tax returns and is included in certain consolidated state income tax returns.

Pursuant to the tax allocation agreement, federal income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes.

The 2003 provisions were settled as contributions to capital, in accordance with the company's tax sharing agreement with PHI.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of
Prudential Investment Management Services LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Prudential Investment Management Services LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the

PRICEWATERHOUSECOOPERS

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, National Association f Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 29, 2004